Exhibit 99.1

Dated	5 February 2026

(1)	Robo.ai inc. (Seller)

(2)	Energy Plus Management Limited (Purchaser)

AGREEMENT FOR THE TRANSFER OF ONE ORDINARY SHARE

IN Iconiq Holding Limited

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THIS AGREEMENT (the Agreement) is dated                 20

PARTIES

(1)	Robo.ai Inc. of Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE (Seller); and

(2)	Energy Plus Management Limited, of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands (Purchaser),

each a Party and together the Parties.

WHEREAS

(A)	The Seller holds one (1) ordinary share in Iconiq Holding Limited, a Cayman Islands registered with the Registrar of Companies of the Cayman Islands, under company number 417564 (the Company), representing 100% of the issued and outstanding shares of the Company.

(B)	The Seller wishes to transfer one (1) ordinary share in the Company that it holds (Share) to the Purchaser on and subject to the terms contained within this Agreement (Transfer), representing 100% of the issued and outstanding shares of the Company.

OPERATIVE PROVISIONS

IT IS AGREED as follows:

1.	Agreement for Sale

1.1	Subject to the terms and conditions of this Agreement, the Seller shall sell and the Purchaser shall purchase the Share as legal and beneficial owner of the Share.

1.2	The sale and purchase of the Share pursuant to this Agreement shall take effect upon the Completion in accordance with clause 4 below. Carved out scope of the transaction is set out in Schedule 2.

2.	Purchase Consideration

The aggregate consideration for the Share shall be USD1.00 payable to the Seller by the Purchaser (Consideration).

3.	The Share

The Share are transferred with the rights, privileges, restrictions and conditions attaching to the Share as specified in the memorandum and articles of association of the Company (M&A) as may be amended from time to time, and the Purchaser agrees to take the Share subject to the terms of the M&A and the terms of this Agreement.

4.	Completion

4.1	Completion of the purchase of the Share (Completion) shall take place upon:

(a)	the execution of the instrument of transfer in the form of Schedule 1 attached hereto; and

(b)	the payment of Consideration by the Purchaser to the Seller.

4.2	The transfer of the Share shall be effective upon the entry of the details of the Purchaser in the Company’s register of members.

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5.	Further Assurance

Notwithstanding Completion, the parties shall do all such further acts or things that may be reasonably necessary to give full effect to this Agreement and to the transactions hereby contemplated.

6.	Costs and liabilities

6.1	Each Party shall bear its own costs and expenses in relation to the negotiation, preparation, execution and implementation of this Agreement, but this clause 6 shall not prejudice any Party’s right to seek to recover costs in any litigation or other dispute resolution procedure arising in connection with this Agreement.

6.2	All liabilities and guarantees (whether known or unknown, contingent or actual, and of any nature whatsoever) of the Company, whenever arising, shall be and remain the sole responsibility of the Company and its ultimate shareholder, i.e. the Purchaser. The Seller shall have no responsibility or liability for any such liabilities.

6.3	Notwithstanding clause 6 (Costs), all fees, duties, taxes, and expenses directly incurred in connection with the execution, filing, registration, or completion of this Transfer shall be borne solely by the Seller.

7.	Purchaser’s Representations

7.1	The Purchaser represents that it (a) is a sophisticated investor familiar with transactions similar to the transfer contemplated by this Agreement; (b) possesses such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of this investment; (c) has the capacity to protect the Purchaser’s own interests in connection with this transfer, and is financially capable of bearing a total loss of the Share; (d) has adequate information concerning the Company and its present and prospective business, assets, liabilities and financial condition that the Purchaser considers important in making the decision to acquire the Share; and (e) has independently and without reliance upon the Seller, and based on such information and the advice of such advisers as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement.

7.2	The Purchaser acknowledges and understands that the Share may decrease in value after the date hereof. The Purchaser is fully aware of: (a) the highly speculative nature of the Share; (b) the financial hazards involved; (c) the lack of liquidity of the Share; (d) the qualifications and backgrounds of the management of the Company; and (e) the tax consequences of acquiring the Share. The Purchaser expressly acknowledges and agrees that the Seller has made no representation to Purchaser with respect to the tax or other financial treatment of the transaction contemplated by this Agreement.

7.3	The Purchaser understands that the Seller will rely on the accuracy and truth of the foregoing representations, and the Purchaser hereby consents to such reliance.

8.	Seller’s Representations

8.1	The Seller represents that

(a)	the Company is duly incorporated and validly existing under the laws of the Cayman Islands and is in good standing with the Registrar of Companies, Cayman Islands;

(b)	it is the sole legal and beneficial owner of, has the right to exercise all voting and other rights over and has the right to transfer legal and beneficial title to the Share;

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8.2	For the purposes of this clause 8, Encumbrance shall mean any option, right to acquire, right of conversion, right of pre-emption, right of first refusal, restriction on transfer, equity, claim, charge (whether fixed or floating), mortgage, pledge, lien, assignment, power of sale, hypothecation, title retention or other third party right or security interest of any kind and any agreement, arrangement or obligation (including any conditional obligation) to create any such right or interest.

8.3	The Seller understands that the Purchaser will rely on the accuracy and truth of the foregoing representations, and the Seller hereby consents to such reliance.

9.	Miscellaneous

9.1	This Agreement constitutes the whole agreement between the Parties relating to the sale and purchase of the Share to the exclusion of any terms implied by law that may be excluded by contract.

9.2	Except in the case of fraud, no Party shall have any right of action against the other Party arising out of or in connection with any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement except to the extent it is expressly incorporated in this Agreement.

9.3	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

9.4	No Party may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of, or its rights under, the whole or any part of this Agreement without, in the case of the Seller, the prior written consent of the Purchaser and, in the case of the Purchaser, the prior written consent of the Seller.

10.	Counterparts

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all counterparts shall together constitute the one agreement.

11.	Governing Law and Jurisdiction

11.1	This agreement shall be governed and construed in all respects by the laws of Cayman Islands

11.2	Any dispute arising under or in connection with this agreement shall be subject to the non-exclusive jurisdiction of the United Arab Emirates courts to which the parties to this agreement hereby submit.

The signatures of the parties to this Agreement are situated after the Schedules to this Agreement.

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Schedule 1

Form of Instrument of Transfer

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SCHEDULE 2

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SIGNATORIES

IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date stated at the beginning of it.

SIGNED by Nan Wu,	)
the director	)
for and on behalf of	)	/s/ Nan Wu
Robo.ai Inc.		The Seller
in the presence of:

Signature of witness:	/s/ Adrian Wong

Name:	Adrian Wong

Title:	CFO

SIGNED by Jijeesh Kumar Nadarajan,	)
the director	)
for and on behalf of	)	/s/ Jijeesh Kumar Nadarajan
Energy Plus Management Limited		The Purchaser
in the presence of:

Signature of witness:	/s/ Chenxuan Zhao

Name:	Chenxuan Zhao

Title:

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